FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations (US GAAP)

Fourth quarter, year ended March 2010

Nomura Holdings, Inc. July 2010

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (p. 4)

Overview of first quarter results (p. 5) Robust financial position (p. 6) Revenue breakdown (p. 7) Retail (p. 8-9) Asset Management (p. 10-11) Wholesale (p. 12-15) Segment “Other” (p. 16) Non-interest expenses (p. 17)

Financial supplement

Consolidated balance sheet (p. 19) Value at risk (p. 20) Consolidated financial highlights (p. 21) Consolidated income (p. 22) Main revenue items (p. 23)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 24) Retail related data (p. 25-29) Asset Management related data (p. 30-31) Wholesale related data (p. 32-33) Number of employees (p. 34)

Executive summary

First quarter highlights

Profitable in first quarter. Net revenue: 259.8 billion yen (-12.9% YoY; -6.5% QoQ); Non-interest expenses: 253.4 billion yen; Income before income taxes: 6.5 billion yen (-79.4% YoY; -77.4% QoQ).

Wholesale net revenue of 108.6 billion yen (-35.5% QoQ)

Eurozone market turbulence led to subdued client activity market-wide.

Client revenues grew further as we maintained our focus on supplying liquidity to clients. Client franchise continued to trend upwards.

Continued to invest in areas of future growth such as the US and Asia.

Retail net revenue of 111.0 billion yen (+16.2% QoQ)

Increased client assets, mainly in investment trusts and foreign bonds, by accurately meeting the needs of retail investors despite the difficult market conditions.

Stable growth in client account openings.

Asset Management net revenue of 18.1 billion yen (+0.7% QoQ)

Net inflow of funds into investment trusts coupled with growth in international investment advisory business.

Maintained robust financial position

Tier 1 capital ratio of 16.9% and Tier 1 common ratio of 16.8% at industry leading levels as of the end of June 2010.

Overview of first quarter results

Highlights

First quarter results

Net revenue Non-interest expenses Income before income taxes Net income(1) ROE (2)

FY10/11 Q1

Y259.8bn Y253.4bn Y6.5bn Y2.3bn 0.4%

FY09/10 Q4

Y277.9bn Y249.3bn Y28.6bn Y18.4bn 3.7%

QoQ

(6.5%) 1.6%

(77.4%) (87.4%)

FY09/10 Q1

Y298.4bn Y266.9bn Y31.4bn Y11.4bn 3.0%

YoY (12.9%) (5.1%) (79.4%) (79.7%)

1. Net income attributable to Nomura Holdings shareholders.

2. Calculated using annualized net income.

Robust financial position

Capital ratio

Financial indicators

(billions of yen)

(Preliminary) 31 Mar 30 Jun

Tier 1 2,000 1,986

Total assets Y33.9trn Tier 2 560 500

Shareholders’ equity

Y2.1trn Tier 3 306 306

Gross leverage 16.1x Total capital 2,806 2,733

Net leverage 10.1x RWA 11,525 11,699

Level 3 assets (net)1 Tier 1 ratio 17.3% 16.9%

approx. Y0.8trn

Tier 1 Common ratio3 17.3% 16.8%

Liquidity Y5.9trn

Total capital ratio 24.3% 23.3%

Comparison of capital ratios

Tier 1 capital / Risk Weighted Assets 2

= Tier 1 ratio = Tier 1 common ratio3

16.9%16.8%

1. Preliminary (before review). Level 3 assets (net) is net basis after netting off derivative assets and liabilities

2. As of the end of June. Barclays as of the end of March.

3. Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest.

History of leverage ratios

Gross leverage and net leverage

(x)

Level 3 assets 1

Level 3 assets and net level 3 assets / Tier 1 capital

(billions of yen)

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

NOMURA

Revenue breakdown

Net revenue

	FY10/11 Q1	FY09/10 Q4	QoQ	FY09/10 Q1	YoY
Retail	Y111.0bn	Y95.5bn	+16.2%	Y95.4bn	+16.3%
Asset Management	Y18.1bn	Y18.0bn	+0.7%	Y18.7bn	(2.8%)
Wholesale	Y108.6bn	Y168.4bn	(35.5%)	Y211.7bn	(48.7%)
Segment total	Y237.7bn	Y281.9bn	(15.7%)	Y325.8bn	(27.0%)
Others[1]	Y32.7bn	-Y9.4bn		-Y37.1bn	
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y10.6bn	Y5.4bn		Y9.7bn	
Net revenue	Y259.8bn	Y277.9bn	(6.5%)	Y298.4bn	(12.9%)

Net revenue by region



Non-Japan 38%
Japan 62%

1. "Others" includes fair value gains on own debt of 13.9billion yen.

7

Retail

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010.3 FY2011.3

(billion of Yen)

1Q 2Q 3Q 4Q 1Q

Net revenue 95.4 93.2 104.3 95.5 111.0

Non-interest expenses 67.5 66.8 69.1 71.5 73.2

Income before income taxes 27.9 26.4 35.2 24.0 37.7

Retail client assets

Key performance indicators

(trillions of yen)

67.2 68.9 71.0 735.5 68.4

FY2010. 3 FY2011.3

1Q 2Q 3Q 4Q 1Q

First quarter key points

Retail: Focus on consulting services, inflow of new funds

Net inflow of client assets1 and investment trusts2

Net inflow of client Net inflow in (billions of yen) assets investment trusts

FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

Total sales

(billions of yen)

FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

1. Excludes regional financial institutions.

2. Retail channel only.

Asset Management

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010.3 FY2011.3

1Q VB

3Q 4Q 1Q

Net revenue 18.7 16.5 17.2 18.0 18.1

Non-interest expenses 13.5 12.0 13.2 13.1 13.2

Income (loss) before income

taxes 5.1 4.5 4.1 4.9 4.9

Asset under management

Key performance indicators

(trillions of yen)

22.2

22.9

23.1

23.4

22.2

FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

First quarter key points

Business performance

First quarter net revenue was 18.1 billion yen (+0.7% QoQ, -2.8% YoY).

Income before income taxes was 4.9 billion yen (-0.2% QoQ, -4.5% YoY).

Assets under management at the end of June totaled 22.2 trillion yen, a decline of 1.2 trillion yen from the end of March due to the market slump.

Net inflow of funds into public stock investment trusts (excluding ETFs) was strong at 550 billion yen.

In investment advisory, new mandates from international clients for Japanese and Asian equities and global bonds.

Acquired US$200m investment quota in Chinese market (A shares, etc.) under QFII program.

Asset Management: Steady growth in investment trust and investment advisory businesses

Investment trust business driving revenues

Share of public investment trust market in Japan (Jun 2010)1,2

Others 28.5%

Asset Management 20.7%

8.27%

7.29%

6.30%

3.2%

4,6.8%

3,8.2%

2,9.4%

1,14.6%

Net inflow in public stock investment trusts (excluding ETFs)1

(billions of yen)

FY2010.3 FY2011

1Q 2Q 3Q 4Q 1Q

1. Nomura Asset Management non-consolidated basis

2. Source: Nomura, based on data from the Investment Trusts Association, Japan

International investment advisory business growing steadily Investment advisory AuM (international) 1

(trillions of yen)

FY2010.3 FY2011.03

1Q 2Q 3Q 4Q 1Q

Awards

R&I Fund Award 2010

Total of five awards including:

Defined Benefit Pension Category/Mixed Asset Fund

Balance Fund (2:5:5)

First prize

Japanese REIT Fund: J-REIT Open

Global Equity Fund: Nomura Pictet Premium Brand Fund Course B

Second prize

Global REIT Fund: Nomura Global REIT Fund

Global Pensions Awards 2010

Specialist equities manager: Nomura Asset Management UK

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)	FY2010.3				FY2011.3
	1Q	2Q	3Q	4Q	1Q
Net revenue	211.7	199.3	210.1	168.4	**108.6**
Non-interest expenses	158.5	161.1	161.6	133.2	**149.8**
Income (Loss) before income taxes	53.3	38.2	48.5	35.2	**-41.1**

Changes to business segments (from April 2010)



Global Markets
Fixed Income
Equities
Others
Investment Banking
Merchant Banking
Wholesale
Global Markets
Fixed Income
Equities
Others
Investment Banking
Investment Banking
Others

First quarter key points

- Net revenue: 108.6 billion yen (-35.5% QoQ; -48.7% YoY)
- Pretax loss: 41.1 billion yen

- Global Markets
  - Revenues declined as credit spreads widened and market volatility spiked due to the market turbulence in Europe.
  - Revenues were underpinned by a further rise in client revenues as we maintained our strategic focus on client flow businesses.
  - Market share on stock exchanges in Korea and Taiwan increasing following rise on Tokyo and London stock exchanges.

- Investment Banking
  - Revenues declined due to seasonal factors and the adverse market environment.
  - Continue to win mandates on high-profile deals.

ECM: Toray Industries: Public offering (Lead manager) Y106.3bn
Yamaha Motor: Public offering (Lead manager) Y77.9bn

DCM: UK Gilt (Joint bookrunner) £8bn
Korea Development Bank samurai bond (Joint lead manager) Y27bn

M&A: - Lead financial advisor to Grifols on its acquisition of Talecris and joint lead arranger and joint bookrunner for acquisition finance.
- Exclusive financial advisor to Sompo Japan on its acquisition of Fiba Sigorta.
- Financial advisor to Carlsberg on its acquisition of a 12.25% equity stake in Chongqing Brewery Company

12

Wholesale (Global Markets)

Net revenue and income (loss) before income taxes

(billions of yen) FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

Fixed Income 105.4 76.6 70.5 55.6 41.0

Equities 92.8 93.4 90.1 76.5 46.3

Other -11.1 4.6 3.2 0.9 9.2

Net revenue 187.1 174.5 163.9 133.0 96.4

Non-interest expenses 124.9 127.8 130.8 103.0 122.8

Income (Loss) before income taxes 62.3 46.7 33.1 30.0 -26.3

Business momentum

(Indexed, FY2009/10 Q1 = 100)

Active

clients2

Key performance indicator

Client

revenues

1. VIX= Chicago Board Options Exchange Volatility Index; calculated based on volatility of S&P500 option trades. Source: Bloomberg.

2. Accumulated total number of clients Nomura facilitated trades for in each quarter.

Decreased risk as market conditions became turbulent

GIIPS country CDS spreads and Nomura Fixed Income VaR

VIX1 and Nomura Equities VaR

Wholesale (Investment Banking)

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

Investment Banking (Gross) 38.0 33.2 81.7 43.3 29.0

Allocation to other divisions 12.3 12.2 37.2 15.4 13.2

Investment Banking (Net) 25.7 20.9 44.5 27.8 15.8

Other -1.1 3.9 1.8 7.6 -3.6

Net revenue 24.6 24.8 46.2 35.5 12.2

Non-interest expenses 33.6 33.3 30.8 30.2 27.0

Income (Loss) before income taxes -9.0 -8.5 15.4 5.2 -14.8

Awards

Thomson Reuters DealWatch

?House of the Year (Japan)

?Equity House of the Year (Japan)

Euromoney

?Best M&A House in Korea

Global Finance

?Best Debt Bank in Asia

?Best Investment Bank in Japan

Finance Asia

?Best Investment Bank (Japan)

?Best Equity House (Japan)

China Investment Corporation

Lead Financial Advisor

??Acquisition of 45% interest in a newly formed joint venture with Penn West to develop Penn West’s bitumen assets in northern Alberta

??Acquisition of a 5% stake in Penn West by private placement CAD817mm CAD435mm May 2010

Grifols

Lead Financial Advisor Joint-Lead Arranger Joint-Bookrunner

??Acquisition of 100% of the outstanding common stock of Talecris

??Underwriting of US$4.5bn Senior Facility

US$4,000mm

US$4,500mm June 2010

Carlsberg

Financial Advisor

??Acquisition of a 12.25% equity stake in Chongqing Brewery Company

RMB2,385mm June 2010

Global ECM / M&A ranking1

Key performance indicator

Global ECM

2010 2009 Jan—Jun

9th 9th (10th)

Global M&A

2010 2009 Jan—Jun

15th 16th (24th)

and #13 in global M&A.

Note: As of July 29, Nomura ranked #9 in global ECM and #13 in global M&A Figures in parentheses are for same period last year.

1. Source: Thomson Reuters

NOMURA

Wholesale: Progress of growth drivers—US and Asia

US

- **Client base expanding steadily**
  - Number of accounts with ISDA Master Agreements[1] up 35% QoQ.
- **Talented hires joining from competitors. Headcount[2] up from 726 in June 2009 to 1,455 in June 2010.**
  - Hired eight new analysts (financials, retail/consumer, etc.), including some placed in Institutional Investor top rankings.
  - Hired senior bankers in Investment Banking.
- **Continued investment in US platform**

Client revenues

(Indexed, FY2009/10 Q1 = 100)


100
63
139
244
282
FY2010.3
FY2011.3
1Q
2Q
3Q
4Q
1Q

Asia

- **Platform expansion**
  - Non-Banking Financial Company started operations in India (Apr 30).
  - Turned Korean branch into a local subsidiary (May 28).
  - Opened bank branch in Labuan (Malaysia) (Jul 19).
  - Issued bond in Islamic finance market.
- **Solid growth in client base**
  - Number of accounts with ISDA Master Agreements[1] up 38% QoQ.
- **Continued business momentum**
  - FinanceAsia Best FX Structured Product Award
  - Ranked #2 All-Asia Equity Research Team and #1 All-China Research Team by Institutional Investor

Client revenues

(Indexed, FY2009/10 Q1 = 100)


100
136
143
118
161
FY2010.3
FY2011.3
1Q
2Q
3Q
4Q
1Q

1. Number of priority clients that have executed ISDA Master Agreements since Lehman integration.
2. Excludes Instinet and Nomura Asset Management U.S.A., Inc.

15

NOMURA

Segment "Other"

Income (loss) before income taxes


Full year
Quarter
Includes Y34.0bn related to Nomura Real Estate Holdings IPO
(billions of yen)
Fortress impairment of 83.3bn yen.
Credit value adjustment ¥40bn
Credit value adjustment ¥18bn
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
-27.3
17.8
-20.9
-65.4
-211.3
20
0
-20
-40
-60
-64.6
-39.9
-65.9
-40.9
15.6

- First quarter income before income taxes of 15.6 billion yen.
- Fair value gain on own debt of 13.9 billion yen booked under "Others".

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3				FY2009.3
						1Q	2Q	3Q	4Q	1Q
Net gain (loss) related to economic hedging transactions	-64.1	-30.0	11.4	28.0	3.3	5.4	8.6	-13.3	2.7	**5.2**
Realized gain on investments in equity securities held for operating purposes	8.4	18.1	1.5	-2.4	-3.4	0.1	-0.5	0.1	-3.0	**0.3**
Equity in earnings of affiliates	27.8	53.2	4.7	-0.7	7.8	3.7	0.6	1.9	1.6	**0.4**
Corporate items	-7.4	-11.1	-13.4	-70.5	-83.3	-24.9	-19.6	-10.7	-28.1	**-2.5**
Others[1]	8.0	-12.4	-25.1	-19.8	-135.7	-48.8	-29.0	-43.8	-14.1	**12.2**
Income (Loss) before income taxes	-27.3	17.8	-20.9	-65.4	-211.3	-64.6	-39.9	-65.9	-40.9	**15.6**

1. Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

Note: 1 The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note 2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Note 3: Net gain (loss) on trading related to economic hedging transactions was reclassified as "Net gain (loss) related to economic hedging transactions" from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as "Net gain (loss) on trading related to economic hedging transactions", has been included in "Others". The reclassifications of previously reported amounts have been made to conform to the current year presentation.

16

Non-interest expenses

Full year Quarter

(billions of yen)(billions of yen)

1,092.9 1,045.6

1,000

300

Other 852.2 266.9 272.7

256.6 253.4

249.3

800

Business development expenses 687.9

607.2 200

Occupancy and related depreciation 600

Information processing and

communications 400

Commissions and floor brokerage 100

Compensation and benefits 200

0 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ

1Q 2Q 3Q 4Q 1Q

Compensation and benefits 311.3 331.0 366.8 491.6 526.2 138.1 146.6 126.2 115.3 122.1 5.9%

Commissions and floor brokerage 31.4 49.8 90.2 73.7 86.1 20.0 21.7 22.9 21.5 23.7 10.4%

Information processing and communications 89.1 109.5 135.0 155.0 175.6 40.2 43.9 43.9 47.6 44.3 -7.0%

Occupancy and related depreciation 50.8 57.4 64.8 78.5 87.8 22.0 22.6 21.3 21.9 22.5 2.7%

Business development expenses 30.6 35.3 38.1 31.6 27.3 6.3 6.4 6.5 8.2 7.2 -12.2%

Other 94.1 105.0 157.2 262.6 142.5 40.4 31.5 35.7 34.9 33.7 -3.6%

Total 607.2 687.9 852.2 1,092.9 1,045.6 266.9 272.7 256.6 249.3 253.4 1.6%

First billion quarter yen (+1.6% non-interest QoQ). expenses of 253.4

Commissions 10.4% QoQ to and 23.7 floor billion brokerage yen due increased to a rise in brokerage client flow businesses transactions) globally . (notably stock

Compensation and benefits rose 5.9% QoQ to 122.1 billion yen due to business expansion in the US and building out of global platform.

Information processing and communications decreased 7% QoQ to 44.3 billion yen.

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31, Jun. 30, Increase Mar. 31, Jun. 30, Increase

2010 2010(Decrease) 2010 2010(Decrease)

Assets Liabilities

Cash and cash deposits 1,352 1,048(304) Short-term borrow ings 1,302 1,822 520

Payables and deposits 1,528 1,462(67)

Loans and receivables 2,072 1,972(100) Collateralized financing 11,216 12,290 1,073

Trading liabilities 8,357 8,143(214)

Collateralized agreements 12,467 12,762 295 Other liabilities 495 354(141)

Long-term borrow ings 7,199 7,753 554

Trading assets and

private equity investments 1 14,700 16,402 1,702 Total liabilities 30,097 31,823 1,726

Other assets 1,639 1,751 112 Equity

Total Nomura shareholders’ equity 2,127 2,102(25)

Noncontrolling interest 6 10 4

Total assets 32,230 33,935 1,705 Total liabilities and shareholders’ equity 32,230 33,935 1,705

1. Including securities pledged as collateral.

Value at risk

??Definition ??From April 1, 2010, to June 30, 2010 (billions of yen)

?99% confidence level (2.33 standard dev.) Maximum: 13.6

1-day time horizon for outstanding portfolio Minimum: 9.4

Inter-product price fluctuations considered Average: 11.3

(billions of yen) Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30,

2006 2007 2008 2009 2010 2010

Equity 6.0 4.7 4.2 3.8 2.6 2.0

Interest rate 3.3 3.7 4.7 6.7 4.4 4.2

Foreign exchange 1.4 1.4 8.0 8.7 10.5 7.6

Sub-total 10.7 9.8 16.9 19.2 17.5 13.8

Diversification benefit -3.7 -3.6 -6.8 -7.5 -5.0 -4.4

VaR 7.0 6.2 10.1 11.7 12.6 9.4

Consolidated financial highlights

Consolidated financial highlights

Full year



(billions of yen)
Net income (loss)
ROE (%)
400
200
0
-200
-400
-600
-800
20%
10%
0%
15.5%
304.3
8.3%
175.8
-67.8
-708.2
67.8
3.7%

Quarter



(billions of yen)
40
30
20
10
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.4
3.0%
27.7
5.0%
10.2
3.6%
18.4
3.7%
2.3
0.4%

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q	FY2011.3 1Q
Net revenue	1,145.7	1,091.1	787.3	312.6	1,150.8	298.4	300.0	274.5	277.9	**259.8**
Income (loss) before income taxes	452.0	318.5	-64.9	-780.3	105.2	31.4	27.3	18.0	28.6	**6.5**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	304.3	175.8	-67.8	-708.2	67.8	11.4	27.7	10.2	18.4	**2.3**
Total Nomura shareholders' equity	2,063.3	2,185.9	1,988.1	1,539.4	2,126.9	1,544.5	1,615.9	2,109.8	2,126.9	**2,101.8**
ROE (%)[1]	15.5%	8.3%	-	-	3.7%	3.0%	5.0%	3.6%	3.7%	**0.4%**
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	159.02	92.25	-35.55	-364.69	21.68	4.37	10.22	2.91	5.02	**0.63**
Shareholders' equity per share (yen)	1,083.19	1,146.23	1,042.60	590.99	579.70	589.32	580.96	575.16	579.70	**572.10**

* Calculated using annualized accumulated net income for each period.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

21

NOMURA

Consolidated income

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3				FY2011.3
						1Q	2Q	3Q	4Q	1Q
Revenue										
Commissions	356.3	337.5	404.7	306.8	395.1	102.0	95.4	101.0	96.6	**118.1**
Fees from investment banking	108.8	99.3	85.1	55.0	121.3	29.7	15.6	44.5	31.4	**20.4**
Asset management and portfolio service fees	102.7	146.0	189.7	140.2	132.2	30.3	34.0	34.2	33.7	**34.9**
Net gain on trading	304.2	290.0	61.7	-128.3	417.4	121.1	148.5	66.5	81.3	**60.0**
Gain (loss) on private equity investments	12.3	47.6	76.5	-54.8	11.9	-2.1	2.0	2.3	9.7	**-0.9**
Interest and dividends	693.8	981.3	796.5	331.4	235.3	58.4	53.6	67.4	55.9	**75.8**
Gain (loss) on investments in equity securities	67.7	-20.1	-48.7	-25.5	6.0	9.8	-2.3	-3.8	2.4	**-10.3**
Private equity entities product sales	88.2	100.1	-	-	-	-	-	-	-	**-**
Other	58.8	67.4	28.2	39.9	37.5	14.3	8.7	9.4	5.2	**16.3**
Total revenue	1,792.8	2,049.1	1,593.7	664.5	1,356.8	363.6	355.5	321.6	316.1	**314.0**
Interest expense	647.2	958.0	806.5	351.9	205.9	65.2	55.4	47.1	38.2	**54.2**
Net revenue	1,145.7	1,091.1	787.3	312.6	1,150.8	298.4	300.0	274.5	277.9	**259.8**
Non-interest expenses	693.7	772.6	852.2	1,092.9	1,045.6	266.9	272.7	256.6	249.3	**253.4**
Income (loss) from continuing operations before income taxes	452.0	318.5	-64.9	-780.3	105.2	31.4	27.3	18.0	28.6	**6.5**
Income from discontinued operations before income taxes	99.4	-	-	-	-	-	-	-	-	**-**
Income (loss) before income taxes	551.4	318.5	-64.9	-780.3	105.2	31.4	27.3	18.0	28.6	**6.5**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	256.6	175.8	-67.8	-708.2	67.8	11.4	27.7	10.2	18.4	**3.0**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	47.7	-	-	-	-	-	-	-	-	**-**
Net income (loss)	304.3	175.8	-67.8	-708.2	67.8	11.4	27.7	10.2	18.4	**2.3**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

22

Main revenue items

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2010.3 FY2011.3

(billions of yen) 1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions (retail) 153.6 98.3 75.1 50.8 55.3 15.8 14.7 12.3 12.5 13.7

Stock brokerage commissions (other) 79.5 73.2 166.6 144.7 140.3 39.2 34.5 33.7 33.0 40.3

Commissions Other brokerage commissions 14.3 6.8 9.3 7.9 8.0 2.9 -0.0 2.6 2.6 2.2

Commissions for distribution of investment trusts 85.1 120.5 121.2 75.9 165.9 39.5 41.3 43.6 41.5 55.7

Other 23.8 38.6 32.4 27.5 25.5 4.7 5.0 8.8 7.0 6.2

Total 356.3 337.5 404.7 306.8 395.1 102.0 95.4 101.1 96.6 118.1

Equity underwriting and distribution 57.3 56.6 32.1 13.2 74.9 17.1 7.7 30.4 19.6 8.1

Fees from Bond underwriting and distribution 21.2 15.3 13.4 11.9 16.6 3.8 2.9 6.5 3.5 6.0

Investment M&A / financial advisory fees 30.3 26.7 37.8 26.7 29.2 8.6 4.9 7.6 8.2 6.2

Banking Other 0.1 0.7 1.8 3.1 0.5 0.3 0.1 0.1 0.1 0.1

Total 108.8 99.3 85.1 55.0 121.3 29.7 15.6 44.5 31.4 20.4

Asset Asset management fees 68.5 106.3 150.3 104.1 97.6 22.0 26.0 25.5 24.1 25.1

Management Administration fees 20.6 24.0 21.7 21.3 19.4 4.5 4.6 4.8 5.4 5.7 and portfolio Custodial fees 13.6 15.7 17.7 14.7 15.3 3.8 3.4 4.0 4.1 4.0 service fees Total 102.7 146.0 189.7 140.2 132.2 30.3 34.0 34.2 33.7 34.9

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3				FY2011.3
						1Q	2Q	3Q	4Q	1Q
Retail	197.2	160.9	122.3	18.2	113.4	27.9	26.4	35.2	24.0	**37.7**
Asset Management	23.8	39.4	34.0	7.4	18.6	5.1	4.5	4.1	4.9	**4.9**
Wholesale	264.7	156.0	-150.1	-717.3	175.2	53.3	38.2	48.5	35.2	**-41.1**
3 Business segment total	485.7	356.3	6.2	-691.7	307.1	86.3	69.0	87.8	64.1	**1.5**
Other	-33.1	21.0	-20.9	-65.4	-211.3	-64.6	-39.9	-65.9	-40.9	**15.6**
Segment total	452.6	377.3	-14.7	-757.1	95.8	21.7	29.1	21.8	23.2	**17.1**
Unrealized gain (loss) on investments in equity securities held for operating	59.3	-38.2	-50.2	-23.1	9.4	9.7	-1.8	-3.9	5.4	**-10.6**
Unrealized gain (loss) on investments in equity securities held for operating	-59.9	-21.5	-	-	-	-	-	-	-	**-**
US GAAP	452.0	318.5	-64.9	-780.3	105.2	31.4	27.3	18.0	28.6	**6.5**
	99.4	-	-	-	-	-	-	-	-	**-**
	551.4	**318.5**	**-64.9**	**-780.3**	**105.2**	**31.4**	**27.3**	**18.0**	**28.6**	**6.5**

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

24

NOMURA

Retail related data (1)

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2010.3				FY2011.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Commissions	269.4	251.4	225.9	151.0	238.9	55.9	59.8	62.3	61.0	**75.6**	**24.1%**	**35.4%**
Sales credit	109.0	96.8	94.2	71.4	63.8	20.0	15.5	13.3	15.0	**12.8**	**-14.3%**	**-35.8%**
Fees from investment banking	26.4	24.0	14.9	13.4	33.6	7.2	5.1	15.1	6.1	**9.4**	**53.0%**	**30.3%**
Investment trust administration fees and other	34.4	47.5	59.7	50.9	47.3	11.1	11.8	12.1	12.3	**12.1**	**-1.7%**	**8.2%**
Net interest revenue	7.4	20.4	7.3	5.2	4.7	1.2	0.9	1.5	1.1	**1.0**	**-6.3%**	**-10.8%**
Net revenue	446.5	440.1	402.0	291.9	388.3	95.4	93.2	104.3	95.5	**111.0**	**16.2%**	**16.3%**
Non-interest expenses	249.3	279.3	279.7	273.6	274.9	67.5	66.8	69.1	71.5	**73.2**	**2.4%**	**8.4%**
Income before income taxes	197.2	160.9	122.3	18.2	113.4	27.9	26.4	35.2	24.0	**37.7**	**57.4%**	**35.5%**
Domestic distribution volume of investment trusts[1]			9,846.9	6,825.1	9,713.2	2,327.2	2,446.8	2,438.2	2,501.0	**2,797.9**	**11.9%**	**20.2%**
Bond investment trusts			3,681.8	2,731.6	2,380.1	624.0	593.3	544.8	618.1	**697.2**	**12.8%**	**11.7%**
Stock investment trusts			4,816.1	2,969.3	6,165.7	1,425.0	1,595.4	1,602.7	1,542.6	**1,729.1**	**12.1%**	**21.3%**
Foreign investment trusts			1,349.0	1,124.2	1,167.4	278.3	258.0	290.7	340.4	**371.6**	**9.2%**	**33.6%**
Other												
Accumulated value of annuity insurance policies	683.3	990.4	1,205.3	1,413.3	1,609.2	1,462.5	1,507.0	1,542.5	1,609.2	**1,633.3**	**1.5%**	**11.7%**
Sales of JGBs for individual investors (transaction base)	747.8	615.2	292.3	109.6	22.2	8.1	7.0	4.7	2.5	**4.9**	**94.8%**	**-39.9%**
Retail foreign currency bond sales	1,119.2	677.1	954.0	867.4	1,080.3	288.4	252.6	215.3	323.9	**411.0**	**26.9%**	**42.5%**

1. Nomura Securities.

25

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year Quarter

(billions of yen)(billions of yen)

180 70

150 60

50

120

Stock brokerage commissions 40

90

Commissions for distribution of

investment trusts 30

60

20

30 10

0 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 153.6 98.3 75.1 50.8 55.3 15.8 14.7 12.3 12.5 13.7 9.9% -13.3%

Commissions for distribution of investm ent trusts 1 95.9 124.7 124.5 79.8 168.8 39.8 41.5 44.7 42.8 56.7 32.5% 42.4%

1. Nomura Securities

Retail related data (3)

Retail client assets

Full year Quarter

(trillions of yen)

100

Other 85.2

80.5

Overseas mutual funds 80 72.2 73.5 68.4

Bond investment trusts

59.3

Stock investment trusts 60

Domestic bonds

40

Foreign currency bonds

Equities

20

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010

Equities 49.3 48.5 37.2 28.6 39.2 35.1

Foreign currency bonds1 3.6 3.3 2.7 5.5 5.6 5.3

Domestic bonds 2 13.1 16.4 16.5 13.0 13.4 13.4

Stock investment trusts 5.3 7.4 7.3 5.0 7.3 7.0

Bond investment trusts 4.5 4.7 4.4 4.0 4.0 3.9

Overseas mutual funds 2.3 2.0 1.7 1.4 1.6 1.5

Other3 2.3 2.9 2.5 1.9 2.2 2.2

Total 80.5 85.2 72.2 59.3 73.5 68.4

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)(billions of yen)

8,000 6,000

5,000

5,975

6,000

5,279 4,000

4,868 4,928

4,581

3,000

4,000

2,003

1,610 1,879 2,000

1,289

2,000 1,000

0

-213

0 -1,000

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010

(thousands)

Accounts with balance 3,780 3,953 4,165 4,467 4,883 4,894

Equity holding accounts 1,745 1,853 2,027 2,347 2,572 2,600

Nomura Home Trade (online trading accounts) 1,969 2,243 2,765 3,095 3,189 3,235

Full year Quarter

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q

New individual accounts (thousands) 343 417 580 608 336 65 71 74 126 93

IT share1

No. of orders 55% 55% 57% 59% 58% 61% 60% 56% 55% 57%

Transaction value 27% 27% 29% 29% 29% 31% 29% 26% 28% 30%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data(1)

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

(billions of yen) 1Q 2Q 3Q 4Q 1Q

Net revenue 64.1 88.1 88.7 59.8 70.4 18.7 16.5 17.2 18.0 18.1 0.7% -2.8%

Non-interest expenses 40.3 48.7 54.8 52.4 51.8 13.5 12.0 13.2 13.1 13.2 1.0% -2.2%

Income before income taxes 23.8 39.4 34.0 7.4 18.6 5.1 4.5 4.1 4.9 4.9 -0.2% -4.5%

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen)

35

30

27.0

25.8

25 23.1 23.4 22.2

20.2

20

15

10

5

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management

Deutschland KAG , and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 30 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of May 2010.

Asset Management related data (2)

Nomura Asset Management assets under management

Full year

Quarter

(trillions of yen)

Overseas investment advisory

Domestic investment advisory

Privately placed investment trusts

Public bond investment trusts

Public stock investment trusts

30

25.9

25 24.3

22.0

21.0 21.2

20 19.0 15 10 5

0

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, 2006 2007 2008 2009 2010 2011

Investment trusts 14.0 18.8 17.2 13.0 14.7 13.9

Public stock investment trusts 6.9 10.8 9.8 6.5 8.1 7.7

Public bond investment trusts 5.6 5.8 5.3 4.8 4.8 4.6

Privately placed investment trusts 1.5 2.2 2.0 1.6 1.7 1.6

Investment advisory 7.0 7.1 7.1 6.0 7.3 7.4

Domestic investment advisory 4.0 3.7 4.6 4.3 4.7 4.4

Overseas investment advisory 3.0 3.4 2.4 1.7 2.6 2.9

Total 21.0 25.9 24.3 19.0 22.0 21.2

Domestic public investment trust market and Nomura Asset Management market share

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, (trillions of yen) 2006 2007 2008 2009 2010 2010

Domestic public stock investment trusts

Market 45.0 59.4 57.7 40.4 52.6 48.6 Nomura’s share (%) 15% 18% 17% 16% 15% 16% Domestic public bond investment trusts Market 13.5 13.2 12.0 11.1 11.1 10.8

Nomura’s share (%) 42% 44% 44% 43% 43% 43% Source: Investment Trusts Association, Japan

Nomura Asset Management net asset inflow

Full year Quarter

(trillions of yen) FY2010.3

FY 2006.3 FY 2007.3 FY 2008.3 FY 2009.3 FY 2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

Public stock investment trusts 1.0 3.8 2.0 0.0 -0.2 0.2 0.3 -0.5 -0.1 0.5 Exclude ETF 1.4 3.7 1.8 -0.4 0.0 0.3 0.2 -0.3 -0.2 0.6 Public bond investment trusts 0.0 0.2 -0.5 -0.5 -0.0 -0.0 0.1 -0.1 -0.0 -0.2 Privately placed investment trusts 0.5 0.7 0.2 0.1 -0.2 -0.1 -0.1 0.0 -0.1 0.0 Net asset inflow 1.5 4.6 1.7 -0.4 -0.4 0.1 0.3 -0.6 -0.2 0.3

1

NOMURA

Wholesale related data (1)

Wholesale

(billions of yen)	FY2009.3	FY2010.3	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q	FY2011.3 1Q	QoQ	YoY
Global Markets	-157.3	658.4	187.1	174.5	163.9	133.0	**96.4**	**-27.5%**	**-48.5%**
Investment Banking	-6.4	131.1	24.6	24.8	46.2	35.5	**12.2**	**-65.6%**	**-50.5%**
Net revenue	-163.6	789.5	211.7	199.3	210.1	168.4	**108.6**	**-35.5%**	**-48.7%**
Non-interest expenses	553.7	614.3	158.5	161.1	161.6	133.2	**149.8**	**12.4%**	**-5.5%**
Income (Loss) before income taxes	-717.3	175.2	53.3	38.2	48.5	35.2	**-41.1**	**-**	**-**

Global Markets

(billions of yen)	FY2009.3	FY2010.3	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q	FY2011.3 1Q	QoQ	YoY
Fixed Income	-217.2	308.0	105.4	76.6	70.5	55.6	**41.0**	**-26.3%**	**-61.1%**
Equities	98.9	352.8	92.8	93.4	90.1	76.5	**46.3**	**-39.5%**	**-50.1%**
Other	-38.9	-2.4	-11.1	4.6	3.2	0.9	**9.2**	**931.4%**	**-**
Net revenue	-157.3	658.4	187.1	174.5	163.9	133.0	**96.4**	**-27.5%**	**-48.5%**
Non-interest expenses	417.4	486.4	124.9	127.8	130.8	103.0	**122.8**	**19.2%**	**-1.7%**
Income (Loss) before income taxes	-574.6	172.0	62.3	46.7	33.1	30.0	**-26.3**	**-**	**-**

Investment Banking

(billions of yen)	FY2009.3	FY2010.3	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q	FY2011.3 1Q	QoQ	YoY
Investment Banking(Gross)	87.6	196.1	38.0	33.2	81.7	43.3	**29.0**	**-32.9%**	**-23.6%**
Allocation to other divisions	24.1	77.2	12.3	12.2	37.2	15.4	**13.2**	**-14.2%**	**7.3%**
Investment Banking(Net)	63.5	118.9	25.7	20.9	44.5	27.8	**15.8**	**-43.2%**	**-38.4%**
Other	-69.9	12.2	-1.1	3.9	1.8	7.6	**-3.6**	**-**	**-**
Net revenue	-6.4	131.1	24.6	24.8	46.2	35.5	**12.2**	**-65.6%**	**-50.5%**
Non-interest expenses	136.3	127.9	33.6	33.3	30.8	30.2	**27.0**	**-10.7%**	**-19.7%**
Income (Loss) before income taxes	-142.7	3.2	-9.0	-8.5	15.4	5.2	**-14.8**	**-**	**-**

32

Wholesale related data (2)

Private equity related investments

Full year Quarter

(billions of yen)

600

543.4

Terra Firma 500

439.1

Asia 381.4

400 366.3 370.0 347.1

Europe (excluding

Terra Firma) 300 254.9 250.9

231.2 235.5

Japan 210.9

200

98.7

100

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010

Japan 59.9 195.5 169.5 191.7 186.9 186.0

Europe (excluding Terra Firm a) 38.8 35.7 41.4 60.0 60.4 46.5

Asia—— 3.2 3.6 3.0

Sub Total 98.7 231.2 210.9 254.9 250.9 235.5

Terra Firm a 340.4 312.2 170.5 111.4 119.2 111.7

Total 439.1 543.4 381.4 366.3 370.0 347.1

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Jun.30,2010

Japan (excluding FA)1 9,618 10,667 11,561 12,929 12,857 13,370

Japan (FA)2 1,948 2,174 2,377 2,391 2,196 2,184

Europe 1,515 1,791 1,956 4,294 4,369 4,499

Americas 1,073 1,322 1,063 1,079 1,781 1,941

Asia-Pacific3 778 900 1,070 4,933 5,171 5,399

Total 14,932 16,854 18,026 25,626 26,374 27,393

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

www.nomura.com